This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                  Subject Company: ST Assembly Test Services Ltd
                                               Commission File Number: 000-29103
                                                         Date: February 10, 2004


The following is an internal memo sent to employees of ST Assembly Test Services Ltd and its subsidiaries.


                              STRICTLY CONFIDENTIAL

February 10, 2004

Dear all,

Today, we announced that we have agreed to merge with ChipPAC, Inc. in a stock-for-stock transaction to create the world's premier semiconductor assembly and test company. The combined company expects to have over US$1 billion in revenues in 2004. It will be the 2nd largest test house and will have leadership in mixed signal testing. It will also have one of the broadest portfolios of assembly products and leadership in advanced packaging technologies such as stacked die, SiP and wafer level CSP.

We propose to call the new company STATS ChipPAC Ltd, and it will be headquartered in Singapore. I will be the President and Chief Executive Officer of the new company, while Dennis McKenna, the current President and Chief Executive Officer of ChipPAC, will be Vice Chairman of the Board. Charles Wofford, our current Chairman, will be Chairman of the new company. The merger is subject to regulatory and shareholder approval and is expected to take about 3 to 4 months to complete.

Most of you would have heard of ChipPAC, but for those who have not, ChipPAC is a full-portfolio provider of semiconductor packaging, design, assembly, test and distribution services. They are a leader in advanced packaging technologies such as flip-chip, chip-scale and stacked die technologies. Based in Fremont, California, ChipPAC has manufacturing plants in Korea, China, Malaysia and the United States, and more than 5,500 employees worldwide. Their customer base includes some of the largest Tier 1 semiconductor players.

Why are we doing this merger? The reason is two-fold: To build a platform for growth, and increase the diversity of our end-user base, which will make our business model more robust and diversified.


     1.   Build a platform for growth


          a. Combined, we will be one of the world's leading independent suppliers of high-end packaging design, assembly and test solutions. We will have the scale structure and financial position to invest in customers' future growth

          b. Combined, we will be a leader in the fastest growing markets - communications, consumer and multi-applications - with significant exposure to the important computing and industrial segments

          c. Our joint product portfolio will include some of the most advanced test and assembly technologies such as mixed signal test, chip-scale, stacked die, flip-chip, wafer level and system-in-package technologies, and wafer bumping capabilities

          d. We will be a global player capable of providing customers with fully-integrated, one-stop assembly and test services within the same company. This will be a powerful differentiating factor and a very compelling value proposition for our customers

          e. The combined company will have sites in Korea, China, Malaysia, Singapore, Taiwan and the United States, locations that are next to the major hubs of fab production, which will allow us to provide customers with total supply chain solutions

          f. We will be able to leverage our collective R&D base of over 250 engineers, one of the largest in the industry, to ensure continued leadership in advanced semiconductor packaging and test

                              STRICTLY CONFIDENTIAL


     2. Greater breadth and diversity of customers, creating improved financial stability and a much reduced risk profile

          a. We will have one of the largest and broadest customer base in the industry. Nearly every major semiconductor player will be our customer

          b. We will have a highly diversified end-user mix with a well positioned and balanced customer base of IDMs, fabless and foundries

          c. We will have one of the strongest balance sheet and credit profiles in the industry

We see ChipPAC as a good partner in this merger, mainly because we complement each other very well. ChipPAC is a market leader in advanced packaging services such as flip-chip, chip-scale and stacked die packages, areas where they can complement us. We are strong in testing, an area where we can complement them. Our customer bases have minimal overlap, so obviously there is a lot of potential to increase our total value proposition to our combined customer base. They have established manufacturing locations in Korea, China, and Malaysia, which will add to our manufacturing capability and presence. We can gain immediate expanded access to China manufacturing without needing upfront capital outlay. Lastly, both STATS and ChipPAC share similar values of innovation, quality and customer satisfaction.

What is the impact of this merger on you? We see this as a positive development for most employees. The expanded scale and reduced risk the merger brings will offer employees greater career and personal development opportunities as well as more stable employment. Complementary capabilities, an expanded global presence, and the greater size of our combined company will offer employees greater development opportunities in different technologies, geographies and management. In addition, our stronger competitive position will translate to greater rewards and stability for the employees in the longer term.

In the short term, the merger should result in job losses of less than 1% of the combined company's employees, but will not impact the operations of any of our existing manufacturing locations. This is because the merger is very complementary, and we want to maintain our focus on growth. We will not be closing any of our plants or manufacturing locations as all of our manufacturing capacity is needed to support our customer orders and to cater for the current upturn in the electronics industry. The small percentage of employees affected by rationalization will receive an equitable separation package that reflects the employee's length of service/position, market practice and local labor laws. The exact details of the separation package will be communicated to affected employees once it has been finalized. For the vast majority of you, your current overall compensation and benefits levels will remain comparable.

I recognize that some of you may have a sense of uncertainty and concern about your future due to the merger. This is a normal reaction, but I would like to assure you that the merger will have minimal impact on the vast majority of you. It is important for us to keep our focus on the market, continue to listen to our customers, maintain our service and quality levels, and continue to execute well to compete successfully in the market.

To keep you up-to-date on the merger and any activities that might impact you, I will be personally communicating with you regularly. Your department heads will also be conducting regular update sessions on the merger. You can visit our intranet site at my.stats.com.sg where we will post the most recent merger-related news and information. In addition, we have set up various channels where you can give us your feedback and answer your questions. Besides talking with your supervisors or any of our HR colleagues, you can also give us feedback by emailing feedback@stats.st.com.sg or dropping your comments at our Listening Boxes at your work locations. If you are approached by the media or members of the public about the merger, please refer them to our Corporate Communications Department.

In conclusion, we can all look forward to the new year with great optimism, excitement and anticipation. I feel confident that this merger will allow us to build a robust platform for growth, and allow us to achieve greater financial stability and resilience. In order for this merger to go through smoothly, we must continue to focus on the market and execute. We have the resources and with the right spirit, we can and will succeed.

To a successful merger and a great 2004!

Warmest regards,


Lay Koon

                              STRICTLY CONFIDENTIAL


FORWARD-LOOKING STATEMENTS AND ADDITIONAL INFORMATION

This memo contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this memo due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this memo.

In connection with their proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.

The following is an internal communication which is electronically available to employees of ST Assembly Test Services Ltd and its subsidiaries.


TOPIC: RATIONALE AND FINANCIALS

WHAT IS THE STRATEGIC RATIONALE FOR THE MERGER?

The strategic rationale for the merger is:

Firstly, it allows us to build a robust platform for growth ahead of the industry upturn by combining ChipPAC's leadership assembly skill technology with STATS' testing excellence. We will be able to leverage our market leadership in mixed signal test, advanced stack-die and SiP packaging, as well as our combined R&D, end-to-end integrated assembly and test capabilities, and strategically located manufacturing footprint to provide more comprehensive turn-key solutions and total supply chain solutions to our customers. We will also be increasing our exposure to the fastest growing markets - communications, consumer and multi-applications, and will have the most advanced technology in its portfolio.

Secondly, the merger will provide a greater breadth and diversity of customers, creating improved financial stability and a much reduced risk profile. We will have a highly diversified end-user mix with one of the largest and broadest customer base in the industry, as well as one of the strongest balance sheet and credit profiles.

CAN YOU TELL US MORE ABOUT CHIPPAC/STATS?

STATS - STATS is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, China, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000.
Further information can be found on the company website at www.stts.com

CHIPPAC - ChipPAC is a full-portfolio provider of semiconductor packaging, design, assembly, test and distribution services. The company is a leader in advanced packaging services that address the needs of semiconductors used in wireless and wireless communications, including flip-chip, chip-scale and stacked die technologies. The company combines a history of innovation and service with more than a decade of experience satisfying some of the largest customers in the industry. With advanced process technology capabilities and a global manufacturing presence spanning Korea, China, Malaysia and the United States, ChipPAC has a reputation for providing dependable, high quality packaging solutions. ChipPAC is publicly traded on the Nasdaq National Market under the symbol CHPC.
Further information can be found on the company website at www.chippac.com

WHAT ARE THE ECONOMICS OF THE MERGER?

STATS is exchanging 0.87 ADS for each share of ChipPAC. The aggregate transaction value is approximately US$1.6 billion.

HOW WILL THE MERGER BE COMPLETED?

The merger is a stock-for-stock deal. After legal/regulatory approvals and other closing conditions are satisfied, and pursuant to the terms of the merger agreement, ChipPAC shareholders will receive 0.87 STATS ADS for each ChipPAC share.

WHAT IMPACT IS THE STOCK-SWAP PROJECTED TO HAVE ON THE SHARE PRICES OF BOTH COMPANIES?

We cannot comment.

HOW CONFIDENT IS MANAGEMENT THAT THE MERGER WILL BE APPROVED?

We are confident that the merger will be approved. We have secured the agreement of majority shareholders from STATS, as well as the agreement of ChipPAC's principal shareholders. We believe that the strategic rationale being put forward for the merger is strong and will be beneficial for all shareholders.

HOW LONG IS THE APPROVAL PROCESS EXPECTED TO TAKE?

We are projecting that the process will be cleared by the regulators in 2 to 4 months, and we are planning for the shareholder vote to be held in 3 to 4 months' time.

WHAT IS THE RATIONALE FOR THE LARGE PREMIUM FOR CHIPPAC SHARES?

We believe that the premium being paid for ChipPAC shares is reasonable and fair, given the market conditions, the lifecycle of the industry, as well as the ability of ChipPAC to complement STATS. We think that the merger and integration efforts will allow us to build a platform to capture a greater share of growth as well as unlock synergies for the shareholders in the longer term.

THIS IS A LARGE MERGER. HOW CONFIDENT IS MANAGEMENT THAT IT CAN SUCCESSFULLY INTEGRATE AND CAPTURE THE SYNERGY BENEFITS THAT ARE PLANNED?

Management is confident that the integration will be successful. We have already identified potential executives from both companies for key positions in the merged company in order to minimize distractions from current operations. In addition, we have retained a leading integration consultant A.T. Kearney to support us. The integration office is being set up as we speak and we will be forming cross-company integration teams to capture the anticipated synergy benefits and plan for the post-merger integration.

HOW MUCH VALUE IS THE MERGER EXPECTED TO CREATE? WHICH AREAS WILL THE VALUE BE CAPTURED FROM?

We envision this merger to build a platform for growth. We will be able to leverage our market leadership in mixed signal test and advanced packaging, as well as our combined R&D, end-to-end integrated assembly and test capabilities, and increased manufacturing footprint to better penetrate existing customers and acquire new ones. Our proximity to the major semiconductor wafer fabrication hubs will allow us to provide an improved global supply chain solution for our customers. We are expecting US$25-30 million in annual cost savings. Further savings from capital avoidance, interest savings and longer term revenue synergies are also expected.

WHAT WILL HAPPEN TO CHIPPAC AS A RESULT OF THE MERGER?

ChipPAC will become a wholly-owned subsidiary of STATS.

WILL THE MERGER BE TAXABLE TO ME?

Generally, no. The consummation of the merger is conditioned on receiving tax opinions that ChipPAC stockholders will not recognize gain with respect to the merger, except with respect to any cash received in lieu of fractional shares. Tax matters are very complicated and the tax consequences will depend on the facts of each ChipPAC stockholder's situation. You should consult your own tax advisor. Since STATS shareholders will not be disposing of their STATS shares in the merger, the merger is not a taxable event to STATS shareholders.

WHAT VOTE OF THE STOCKHOLDERS IS REQUIRED TO ADOPT THE MERGER AGREEMENT?

With respect to ChipPAC, the holders of a majority of outstanding ChipPAC stock must vote in favor of the merger. ChipPAC stockholders who hold approximately 17% of the outstanding ChipPAC stock have agreed to vote in favor of the merger.

With respect to STATS, the issuance of the Parent ADSs in the merger requires the affirmative vote of a majority of the votes cast and the name change requires the affirmative vote of 75% of the votes cast. STATS shareholders who hold approximately 60% of the outstanding Parent shares have agreed to vote in favor of the share issuance and the name change.

AM I ENTITLED TO APPRAISAL RIGHTS?

No appraisal rights will be available for either STATS or ChipPAC shareholders.

MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY IN THE FORM ACCOMPANYING THE PROXY STATEMENT?

(For STATS shareholders) Yes, a shareholder signing the proxy in the form accompanying the proxy statement has the power to revoke it. A proxy may be revoked, at any time not less than 48 hours before the time set for the extraordinary general meeting, by sending a written notice of revocation, a subsequent proxy that is signed by the shareholder giving it or by such shareholder attending the extraordinary general meeting and voting in person.


TOPIC: PROCESS

HOW SOON WILL THE MERGER BE COMPLETED?

The merger is expected to be completed within the next 3 - 4 months pending regulatory and shareholder approval.

HOW SOON DO YOU FORESEE IT WILL TAKE TO REALIZE THE MERGER BENEFITS IDENTIFIED?

We expect to realize the initial benefits from the merger within 12 months and the full benefits within 1-2 years from the change in control.

COULD YOU DESCRIBE THE KEY MILESTONES OF THE MERGER PROCESS GOING FORWARD?

There are four key milestones to the merger process:

1. Establishment of a cross functional organizational team in the first month post announcement

2. Development of integration strategy and implementation plan focused on organization, growth and synergy capture in the next 2 to 3 months

3.   Preparation and execution of change of control

4. Refinement and implementation of integration plans and strategies post change of control

WHAT WILL HAPPEN IF THE MERGER DOES NOT GO THROUGH?

In the unlikely event that the merger does not go through, we will continue with business as usual, focusing on our customer needs, employee welfare and development and creating value for our shareholders. We will also continue to evaluate potential acquisitions or mergers which make business sense and that will enable us to achieve our strategic objectives of growth and risk diversification.

HOW MUCH INFORMATION CAN OR CANNOT BE SHARED WITH CHIPPAC/STATS?

Until the merger is approved and the legal merger complete, we will continue to operating as independent and competing companies. The only information sharing to be done will be conducted by the integration program office and its associated teams under strict guidelines to ensure that any information shared does not compromise the fiduciary responsibilities of STATS and ChipPAC management to their shareholders and contravene SEC/SGX merger guidelines.

WHEN WILL YOU BE ABLE TO SHARE MORE DETAILS ON THE MERGER WITH US?

We will provide regular updates on the merger through our regular communications channels (e.g email, townhalls, intranet site). You can also approach your supervisors for information to address any questions you might have.

WHO CAN WE TALK TO IF WE'VE ANY QUESTIONS ON THE MERGER?

You can raise your questions to your supervisors. Aside from your supervisors, various feedback channels (e.g email, phone) are in place to enable you to raise questions on the merger.

TOPIC: ORGANIZATION AND MANAGEMENT

WHO WILL BE RUNNING THE MERGED COMPANY?

The CEO of the merged company will be the current CEO of STATS, Tan Lay Koon. Lay Koon was previously the CFO of STATS, and was an investment banker with Salomon Smith Barney before joining STATS. As CEO of the new STATS ChipPAC Ltd, Lay Koon will be backed by a strong and experienced team comprised of senior executives from both STATS and ChipPAC. Lay Koon will also be assisted by Dennis McKenna, the current CEO of ChipPAC, who will be the Vice Chairman of the new STATS ChipPAC Board of Directors.

HOW WILL MEMBERS OF THE LEADERSHIP TEAM OF THE MERGED COMPANY BE SELECTED?

All positions in the merged company will be filled based on merit. We will utilize an objective evaluation process based on experience, performance and potential.

HOW MANY SEATS ON THE NEW BOARD OF DIRECTORS WILL STATS AND CHIPPAC EACH GET?

The new Board will consist of 11 members, 7 of which are appointed by STATS and 4 by ChipPAC. The Chairman of the new Board will be Charles Wofford, and the Vice Chairman will be Dennis McKenna.

HOW WILL THE MERGER INTEGRATION BE MANAGED?

A merger integration office has been set up to manage the integration program. Ng Tiong Gee (CIO - STATS) will head the integration program with Dennis Daniels (VP Corporate Admin & HR - ChipPAC) as deputy head. We have retained a leading integration consultant A.T. Kearney to support us with the merger integration. Various merger enabling and value capture teams will be formed under the integration office to drive the individual pieces of the merger plan.

WHAT WILL BE THE NAME OF THE MERGED COMPANY?

The name of the merged company is proposed to be STATS ChipPAC Ltd.

WHERE WILL THE HEADQUARTERS OF THE MERGED COMPANY BE LOCATED?

The headquarters of the merged company will be located in Singapore. The merged company will maintain its current sales and marketing profile, as well as plant locations around the world.

HOW WILL THE MERGED COMPANY BE ORGANIZED (I.E. FUNCTIONAL STRUCTURE)?

We expect to communicate the top level structure in the next 1 to 2 months. In the meantime, we need to stay focused on our customers and execute to our current operational plans.

WHEN WILL THE NEW ORGANIZATION STRUCTURE BE ANNOUNCED?

In the next 2-3 months, we will announce the top level organization, with a new comprehensive organization structure post closing of the merger.

HOW WILL PERSONNEL BE SELECTED FOR POSITIONS IN THE MERGED COMPANY?

All positions in the merged company will be filled based on merit (best person for the job) and not by association (which company you're from or who you know).

TOPIC: REDUNDANCIES AND COMPENSATION

WILL THERE BE ANY PLANT/R&D FACILITIES CLOSURES?

Due to the complementary nature of STATS and ChipPAC capabilities and manufacturing facilities, there will be no plant closures. The industry is in an upturn and we will need all our production facilities to enable us to service our customer requirements. Going forward, we will continue to review our manufacturing capacity and capabilities as part of our regular strategic review process. We will continue to maintain our focus on execution and operational excellence to support our customers.

WILL THE MERGER RESULT IN ANY REDUNDANCIES?

There will be some loss of jobs where we have overlap. The anticipated number is estimated to be less than 1% of the combined STATS and ChipPAC work force. With this combination, we will be able to serve more customers, have a broader span of R&D activities, and hopefully, be able to add more value to customers. In the long run, there should be more career development opportunities for employees as the organization increases in scale and scope.

HOW ARE EMPLOYEES THAT MAY LOSE THEIR JOBS TO BE SELECTED?

We have conducted a review of our resource requirements based on our projected business needs going forward and have identified areas in which we will have surplus personnel due to duplication of roles arising from the merger. Employees in these "duplicated" roles will be the ones unfortunately affected by rationalization.

WHAT ARE THE DETAILS OF THE RETRENCHMENT PACKAGE?

The details of any retrenchment package to be offered will be announced in due course. It will be in keeping with industry practice.

WHEN WILL WE KNOW DETAILS ON THE NUMBER OF REDUNDANCIES, TIMING OF LAYOFFS AND RETRENCHMENT PACKAGE?

We recognize that there is a lot of concern regarding redundancies and retrenchment packages and are committed to communicating details on both issues as soon as we have finalized all the details. In the meantime, we ask that you continue with "business as usual" and focus on maintaining our performance and quality for our customers.

WILL THE COMPANY PROVIDE ANY OUTPLACEMENT SERVICES TO ASSIST RETRENCHED WORKERS IN OBTAINING ALTERNATIVE EMPLOYMENT?

Both STATS and ChipPAC will work with community/government agencies and outplacement services companies to assist our employees affected by rationalization to transition to new careers.

WILL THERE BE ANY IMPACT ON EXISTING COMPENSATION AND BENEFITS?

While there may be some harmonization of employee benefits, the total compensation and benefits package of employees will remain comparable.

WILL THE EXISTING COLLECTIVE AGREEMENTS BETWEEN THE UNION AND MANAGEMENT BE AFFECTED?

Existing collective bargaining agreements will not be affected. STATS ChipPAC Ltd will continue to honor all collective agreements made with the unions by both companies pre-merger.

TOPIC: OTHERS

WILL THE MERGER AFFECT THE LEVEL OF SPONSORSHIP/COMMUNITY SUPPORT THAT STATS/CHIPPAC CURRENTLY PROVIDES?

We are looking forward to continue our corporate sponsorships and community support in the near term, and will be reviewing all programs once the merger is complete to ensure it is aligned with our new corporate goals and values.


FORWARD-LOOKING STATEMENTS AND ADDITIONAL INFORMATION

This document contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

In connection with their proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.